UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

California Independent Bancorp

(Name of Subject Company (Issuer))

California Independent Bancorp

(Name of Filing Person (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

130334105

(CUSIP Number of Class of Securities)

John I. Jelavich

President/Chief Executive Officer

1227 Bridge St., Suite C,

Yuba City, California 95991

(530) 674-6000

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel Eng

Bartel Eng & Schroder

300 Capitol Mall, Suite 1100

Sacramento, California 95814

(916) 442-0400

CALCULATION OF FILING FEE

Transaction valuation*  Amount of filing fee**

$5,000,000     $460.00

*  Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1).  This calculation assumes the purchase of 200,000 shares at $25.00 per share.

** Previously paid

☐

 Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was  previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration Number: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:   ☐

Introductory Statement

This Amendment No. 1 to the issuer tender offer of California Independent Bancorp, Inc., a California corporation, to purchase up to 200,000 shares of its Common Stock, no par value.  California Independent Bancorp is offering to purchase these shares at a price not less than $22.00 nor more than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer”.  This Amendment No. 1 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBITS.

                (a)(5)(ii)          Press Release dated November 29, 2002.

                SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2002

California Independent Bancorp

By:	/s/ John I. Jelavich
John I. Jelavich
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

99.(a)(1)(i)	Offer to Purchase, dated November 27, 2002. *

99.(a)(1)(ii)	Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

99.(a)(1)(iii)	Letter to Shareholders of CIB from John I. Jelavich, President and Chief Executive Officer, dated November 27, 2002. *

99.(a)(1)(iv)	Notice of Guaranteed Delivery. *

99.(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2002.*

99.(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients. *

99.(a)(5)(i)	Press Release dated November 27, 2002. *

99.(a)(5)(ii)	Press Release dated November 29, 2002. **

99.(b)(i)	Amended and Restated Declaration of Trust, CIB Capital Trust, dated as of October 29, 2002*

99.(b)(ii)	Indenture, dated as of October 29, 2002*

99.(b)(iii)	Guarantee Agreement, dated as of October 29, 2002*

*  Previously filed

**  Filed herewith